Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED

As of December 31, 2023 and June 30, 2024

and for the six months ended June 30, 2023 and 2024

BIT MINING LIMITED

CONTENTS

Pages

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND JUNE 30, 2024 - UNAUDITED	1 – 2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024 - UNAUDITED	3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024 - UNAUDITED	4 – 5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024 - UNAUDITED	6 – 7

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8 - 38

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

(Unaudited)

		As of December	As of June
	Notes	31, 2023	30, 2024
ASSETS
Current assets:
Cash and cash equivalents		3,244	2,296
Accounts receivable		2,876	3,069
Prepayments and other current assets	7	6,298	8,463
Cryptocurrency assets	6	7,625	16,692
Current assets of discontinued operations		13,813	—
Total current assets		33,856	30,520

Non-current assets:
Property and equipment, net	8	22,833	17,592
Intangible assets, net	9	2,033	1,417
Deposits		2,466	2,282
Long-term investments	5	4,173	4,198
Right-of-use assets	10	4,273	3,435
Long-term prepayments and other non-current assets		2,962	3,834
Total non-current assets		38,740	32,758

TOTAL ASSETS		72,596	63,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		821	409
Accrued payroll and welfare payable		410	340
Accrued expenses and other current liabilities	11	14,333	13,201
Operating lease liabilities – current	10	1,681	1,593
Income tax payable		76	73
Current liabilities of discontinued operations		27,605	—
Total current liabilities		44,926	15,616

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

(Unaudited)

		As of December	As of June
	Notes	31, 2023	30, 2024
Non-current liabilities:
Operating lease liabilities - non-current	10	2,538	1,779
Total non-current liabilities		2,538	1,779

TOTAL LIABILITIES		47,464	17,395

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2023 and June 30, 2024; 1,111,232,210 and 1,154,341,490 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively	16	54	56
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2023 and June 30, 2024; 65,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024	16	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 99 shares issued and outstanding as of December 31, 2023 and June 30, 2024	16	—	—
Additional paid-in capital	16	621,837	622,860
Treasury shares		(21,604)	(21,604)
Accumulated deficit and statutory reserve		(570,879)	(551,038)
Accumulated other comprehensive loss		(4,276)	(4,391)
Total shareholders’ equity		25,132	45,883

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		72,596	63,278

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

(Unaudited)

		For the six months ended June 30,
	Notes	2023	2024

Revenues		21,055	19,359
Operating costs and expenses:
Cost of revenue		(19,696)	(14,984)
Sales and marketing expenses		(89)	(22)
General and administrative expenses		(10,868)	(6,721)
Service development expenses		(161)	(69)
Total operating costs and expenses		(30,814)	(21,796)
Other operating income		—	7
Other operating expenses		(302)	(53)
Net gain on disposal of cryptocurrency assets		4,611	—
Impairment of cryptocurrency assets		(1,426)	—
Changes in fair value of cryptocurrency assets		—	1,974
Operating loss from continuing operations		(6,876)	(509)
Other income, net		541	138
Interest income		42	1
Gain from equity method investments	5	325	133
Gain from disposal of long-term investments	5	614	—
Gain from short-term investments		—	155
Changes in fair value of derivative instruments		275	103
(Loss) income from continuing operations		(5,079)	21
Income tax benefits	12	—	—
Net (loss) income from continuing operations		(5,079)	21
(Loss) income from discontinued operations, net of applicable income taxes	4	(772)	240
Gain on disposal of discontinued operations, net of applicable income taxes	4	—	18,687
Net (loss) income from discontinued operations, net of applicable income taxes		(772)	18,927
Net (loss) income		(5,851)	18,948
Other comprehensive loss:
Foreign currency translation loss		(440)	(115)
Other comprehensive loss, net of tax		(440)	(115)
Comprehensive (loss) income		(6,291)	18,833

(Losses) earnings per share-Basic and Diluted	15
Net (loss) income from continuing operations		(0.01)	0.00
Net (loss) income from discontinued operations		(0.00)	0.02
Net (loss) income		(0.01)	0.02
(Losses) earnings per ADS*-Basic and Diluted	15
Net (loss) income from continuing operations		(0.47)	0.00
Net (loss) income from discontinued operations		(0.07)	1.69
Net (loss) income		(0.54)	1.69
Weighted average number of Class A and Class B ordinary shares outstanding:	15
Basic		1,093,318,465	1,119,383,655
Diluted		1,093,318,465	1,119,383,655

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

* American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. dollars (“US$”))

(Unaudited)

	For the six months ended June 30,
	2023	2024

Cash flows from operating activities
Net (loss) income	(5,851)	18,948
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Amortization of right-of-use assets	612	838
Depreciation of property and equipment	4,868	5,201
Amortization of intangible assets	642	617
Share-based compensation	754	995
Gain from equity method investments	(325)	(133)
Gain from disposal of long-term investments	(614)	—
Losses on disposal of property and equipment	—	56
Net gain on disposal of cryptocurrency assets	(5,804)	—
Impairment of cryptocurrency assets	3,254	—
Changes in fair value of derivative instruments	(275)	(103)
Gain from short-term investments	—	(155)
Gain on disposal of discontinued operations	—	(18,687)
Changes in fair value of cryptocurrency assets	—	(1,703)
Changes in operating assets and liabilities:
Accounts receivable	(10)	56
Prepayments and other current assets	(3,961)	151
Cryptocurrency assets	(24,194)	(14,886)
Long-term prepayments and other non-current assets	—	73
Accounts payable	3,484	(1,139)
Operating lease liabilities	(664)	(847)
Accrued expenses and other current liabilities	11,306	(1,510)
Accrued payroll and welfare payable	(221)	(96)
Income tax payable	2	(3)
Deposits	(73)	184
Net cash used in operating activities	(17,070)	(12,143)

Cash flows from investing activities
Proceeds from the disposal of subsidiaries, net of cash disposed	—	(372)
Cash received from return of long-term investments	—	245
Cash received from disposal of cryptocurrency assets	10,931	11,472
Cash received from return of short-term investments	2,360	—
Proceeds from disposal of long-term investments	2,598	—
Proceeds from disposal of property and equipment	—	71
Net cash provided by investing activities	15,889	11,416

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of U.S. dollars (“US$”)

(Unaudited)

	For the six months ended June 30,
	2023	2024

Cash flows from financing activities
Proceeds from exercise of warrants	—	30
Net cash provided by financing activities	—	30
Effect of exchange rate changes on cash, cash equivalents and restricted cash	297	(284)
Net decrease in cash, cash equivalents and restricted cash	(884)	(981)
Cash, cash equivalents and restricted cash at beginning of the period	5,574	3,277
Cash, cash equivalents and restricted cash at end of the period	4,690	2,296

Supplemental disclosures of cash flow information:
Income tax paid	—	—
Interest received	42	1
Interest paid	—	—

Supplemental disclosures of non-cash investing and financing activities:
Payment of expense and non-current assets in the form of cryptocurrencies	11,872	—
Loan to a third party in the form of cryptocurrencies	1,250	—
Deposits received from customers of mining data center in the form of cryptocurrencies	—	442
Cryptocurrencies collected from short-term investments	—	2,452
Cryptocurrencies paid to place short-term investments	—	2,297
Cryptocurrencies collected from derivative contracts	—	4,335
Cryptocurrencies paid to place derivative contracts	—	5,363
Property, plant and equipment transferred from long-term prepayment	5,702	55

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“US$”) except for number of shares)

(Unaudited)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and	Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	reserve	equity

Balance as of December 31, 2022	1,063,813,210	65,000	99	54	—	620,807	(21,604)	(3,960)	(542,169)	53,128
Net loss	—	—	—	—	—	—	—	—	(5,851)	(5,851)
Foreign currency translation loss	—	—	—	—	—	—	—	(440)	—	(440)
Share-based compensation	47,419,000	—	—	—	—	754	—	—	—	754
Balance as of June 30, 2023	1,111,232,210	65,000	99	54	—	621,561	(21,604)	(4,400)	(548,020)	47,591

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

(Unaudited)

	Number of	Number of	Number of					Accumulated	Accumulated
	Class A	Class A	Class B			Additional		other	deficit and	Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	statutory	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	reserve	equity
Balance as of December 31, 2023	1,111,232,210	65,000	99	54	—	621,837	(21,604)	(4,276)	(570,879)	25,132
Cumulative effect upon adoption of ASU 2023-08, net of tax	—	—	—	—	—	—	—	—	893	893
Net income	—	—	—	—	—	—	—	—	18,948	18,948
Foreign currency translation loss	—	—	—	—	—	—	—	(115)	—	(115)
Share-based compensation	40,318,000	—	—	2	—	924	—	—	—	926
Issuance of ordinary shares as incentive shares	2,291,280	—	—	—	—	69	—	—	—	69
Issuance of ordinary shares from exercise of Series B warrants	500,000	—	—	—	—	30	—	—	—	30
Balance as of June 30, 2024	1,154,341,490	65,000	99	56	—	622,860	(21,604)	(4,391)	(551,038)	45,883

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

BIT Mining Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, and changed to “500.com Limited” on October 9, 2013. The Company changed to the new name of “BIT Mining Limited” and the new ticker symbol “BTCM” effective April 20, 2021.

The Company has completed the transformation of its business and become an enterprise that primarily engages in cryptocurrency mining, data center operation and mining pool operation in 2021, and further disposed of its mining pool business in January 2024.

As of June 30, 2024, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Canada, mainland China, Malta, Cyprus and Curacao. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

As of June 30, 2024, the Company’s major subsidiaries are listed below:

			Percentage of
	Date of	Place of	ownership by
Entity	establishment	establishment	the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (BT Mining)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
Bee Computing (HK) Limited (“Bee Computing”)	May 17, 2016	Hong Kong	100%	Miner Manufacturing
Yibao Energy (Guangzhou) New Energy Technology Limited (“Yibao Energy”)	December 21, 2023	Mainland China	100%	Technology Service
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	Mainland China	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Skill Esport Limited (“Skill Esport”)	May 23, 2018	Hong Kong	100%	Cryptocurrency Mining
Summit Bend US Corporation (“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation (“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation (“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	100%	Data Center Service
Alliance International Technologies Limited (“Alliance International Technologies”)**	March 11, 2020	British Virgin Islands	100%	Cryptocurrency Mining
1324492 B.C.Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September 1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September 1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
Multi Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January 10, 2018	Malta	100%	Online Gaming

*    A subsidiary of the Multi Group

** Alliance International Technologies is the holding company of the mining pool business prior to the disposition in January 2024 and is also engaged in cryptocurrency mining operation.

Going Concern

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with U.S. GAAP applicable to a going concern. This presentation contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

The Group has incurred net loss from continuing operations of US$5,079 for the six months ended June 30, 2023 and minimal net income from continuing operations of US$21 for the six months ended June 30, 2024. The Group also had negative cash flows from operating activities of US$17,070 and US$12,143 for the six months ended June 30, 2023 and 2024, respectively. The Group agreed to enter into a deferred prosecution agreement (the “DPA”) with the U.S. Department of Justice (the “DOJ”) and submitted an offer of settlement (the “Offer of Settlement”) to the U.S. Securities and Exchange Commission (the “SEC”) to resolve the previously-disclosed investigations by the DOJ and SEC related to the potential development of an integrated casino resort project in Japan, in which the Group agreed to a combined penalty amount of US$10,000. The Offer of Settlement is subject to review and approval by the Commissioners of the SEC. The Group believes the loss contingency is probable and accrued, to its best estimate, US$10,000 as of June 30, 2024 for the legal contingency based on the latest status of the discussions. See Note 14 for more details. Payments of the combined penalty amounts will further deplete the Group’s liquidity and cash position. In addition, the Group has received a letter from the New York Stock Exchange (“NYSE”) related to its failure to comply with applicable market capitalization and equity criteria in the NYSE’s continued listing standards. The Group has submitted a business plan as to how it intends to regain compliance and is now subject to quarterly monitoring for compliance with the plan. If the Group does not regain compliance, its American depositary shares (“ADSs”) could be delisted from the NYSE. If the Group’s ADSs were delisted from the NYSE, the liquidity and the trading price of its ADSs would be materially and adversely affected.

The assessment of the Group’s ability to meet its future obligations is inherently judgmental, subjective and susceptible to change. The Group considered the projected cash flows for the next twelve months after the issuance of the unaudited interim financial statements. Such cash flows included cash inflows from disposal of cryptocurrency assets at projected prices. Due to a high degree of uncertainties in future prices of cryptocurrency assets, the Group cannot assert that it is probable it will have sufficient cash and cash equivalents to maintain the Group’s planned operations for the next twelve months following the issuance of these unaudited interim financial statements. The Group has considered both quantitative and qualitative factors that are known or reasonably knowable as of the date of this unaudited interim financial statements are issued and concluded that there are conditions present in the aggregate that raise substantial doubt about the Group’s ability to continue as a going concern.

In response to these conditions, the Group may seek to sell additional equity securities or debt securities or borrow from lending institutions. These financing plans are subject to market conditions, and are not within the Group’s control, and therefore, cannot be deemed probable. There is no assurance that the Group will be successful in implementing its plans. As a result, the Group has concluded that management’s plans do not alleviate substantial doubt about the Group’s ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission, and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F.

The accompanying unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Group’s annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with such rules and regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Group’s financial position as of June 30, 2024 and results of operation and cash flows for the six months ended June 30, 2023 and 2024. Results for the six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s unaudited interim condensed consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of derivative instruments, implicit interest rate of operating lease, accrual for contingencies, and going concern. Actual results could materially differ from those estimates.

Principles of consolidation

The unaudited interim condensed consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. The results of the subsidiaries are consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company and its subsidiaries have been eliminated on consolidation.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications (except for the reclassification of discontinued operations) had no impact on the reported financial position or net (loss) earnings.

Foreign currency translation

The functional currency of the Company, BVI, 500wan HK, Bee Computing, Alliance Technologies, Skill Esport, Summit Bend, Ohio I, Ohio II, Asgard and its discontinued operation Sunstar Technology is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. E-Sun Sky Computer, Yibao Energy, and its discontinued operations Beijing Guixinyanghang and Chuangyinghuanyu Technology determined their functional currencies to be RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the unaudited interim condensed consolidated statements of comprehensive (loss) income.

Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying unaudited interim condensed consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business, which is classified as discontinued operations, are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Effective January 1, 2024, the Group adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires cryptocurrency assets to be measured at fair value each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Group recognized a fair value adjustment on cryptocurrency assets from continuing operations and discontinued operations of $854 and $39, respectively, for a combined cumulative-effect adjustment of $893 increase in retained earnings.

Prior to the adoption of ASU 2023-08, cryptocurrencies held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Group considered the intraday lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the unit of cryptocurrency exceeded the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted. For the six months ended June 30, 2023, the Group recognized impairment loss of US$1,426 from continuing operations. Prior to the adoption of ASU 2023-08, any realized gains or losses from sales of cryptocurrencies were included in gain or loss of disposal of cryptocurrencies in the unaudited interim condensed consolidated statements of comprehensive (loss) income. The Group accounted for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

Cryptocurrencies generated from the cryptocurrency mining business, and cryptocurrencies generated and distributed to mining pool participants in relation to the discontinued mining pool business, are included within operating activities in the accompanying unaudited interim condensed consolidated statements of cash flows. The purchases and sales of cryptocurrencies are included within investing activities in the accompanying unaudited interim condensed consolidated statements of cash flows.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative contracts

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. The Group does not apply hedge accounting to the derivative contracts, which are recognized as either assets or liabilities on the unaudited interim condensed consolidated balance sheets at fair value, with changes recognized as changes in fair value of derivative instruments.

From June 2023 to October 2023, the Group entered into several collar arrangements with a third party with one-month term to mitigate the effect of future price fluctuations on Ethereum or Bitcoin. The arrangements result in the Group settling a certain amount of Ethereum or Bitcoin at prices within a range. The arrangements are accounted for as derivative instruments and recorded at fair value. All collar agreements were matured as of December 31, 2023.

From October 2023 to June 2024, the Group entered into several accumulator agreements with a third party with terms ranging from six to twelve months, subject to early termination. The agreements established a barrier price and a forward strike price on future Ethereum or Bitcoin prices, and Group would receive certain Ethereum or Bitcoins over the terms at the prices specified in the agreements. In February 2024, the Group also entered into a decumulator agreement, which established a barrier price and a forward strike price on future Litecoin price, and Group would payout certain Litecoins over the terms at the prices specified in the agreements. The agreements are accounted for as derivative instruments and recorded at fair value. Some accumulator agreements and the decumulator agreement were early terminated as of December 31, 2023 and June 30, 2024.

The derivative contracts are valued by the issuer of the instruments using pricing models whose inputs are calibrated from observable market data, mainly quoted Ethereum, Bitcoin or Litecoin prices, and do not involve material subjectivity. Such valuations are classified within level 2 of the fair value hierarchy.

As of December 31, 2023 and June 30, 2024, the Group recognized derivative asset of US$1,392 and US$2,533, respectively, which were included in prepayment and other current assets in the unaudited interim condensed consolidated balance sheets. For the six months ended June 30, 2023 and 2024, the Group recognized changes in fair value of derivative instruments of a gain of US$275 and US$103, respectively, in the unaudited interim condensed consolidated statements of comprehensive (loss) income.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, accounts receivable, prepayments and other current assets, derivative asset, equity investments without readily determinable fair values, equity method investments, accounts payable and accrued expenses and other current liabilities. The Group carries the investment under the measurement alternative basis and equity method investment on other-than-temporary basis. Derivative asset related to the derivative contracts is measured at fair value based on Level 2 inputs on a recurring basis. The carrying values of other financial instruments approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including cryptocurrency assets prior to the adoption of ASU 2023-08, intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

The Group applies ASC 820 (“ASC 820”), “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—   Include other inputs that are directly or indirectly observable in the marketplace.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements (continued)

Level 3—   Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Related party transactions

A related party is generally defined as (i) any person holds 10% or more of the Company’s securities and their immediate families (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining and data center services. The Group also generated revenue from its mining pool business, which is classified as discontinued operations in the unaudited interim condensed consolidated statements of comprehensive (loss) income.

The Group accounts for revenues under ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”).

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into cryptocurrency mining pools, by executing contracts with the mining pool operators to provide computing power to the mining pools. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operators. In exchange for providing computing power, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operators (less pool operator fees to the mining pool operators which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts. Providing computing power is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the pool operators. The Group is entitled to consideration even if a block is not successfully placed by the mining pool operators. The transaction consideration the Group receives is noncash consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized when the computing power is provided to the mining pools and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

Data center services

The Group provides data center services such as providing its customers with rack space, utility, and cloud services such as virtual services, virtual storage, and data backup services, generally based on monthly services provided at a defined price included in the contracts. The performance obligations are the services provided to a customer for the month based on the contract. The transaction price is the price agreed with the customer for the monthly services provided and the revenues are recognized monthly based on the services rendered for the month.

Mining pool services

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network. It receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. Using computing power provided by the pool participants, the Group provides transaction verification services to the blockchain networks and transaction requesters (the “primary mining pool services” or the Company as the “primary mining pool operator”). The Company also entered into arrangements with certain third-party mining pool operators to contribute a portion of the computing power it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pools operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks (the “sub mining pool services” or the Company as the “sub mining pool operator”) (primary mining pool services and sub mining pool services collectively referred as the “mining pool services”).

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Primary mining pool services

As the primary mining pool operator, the Group provides transaction verification services. Transaction verification services are an output of the Group’s ordinary activities. The mining rewards the Group receives from the blockchain network include the block rewards and the transaction verification fees related to the transactions included in the block. For block rewards, the customer is the blockchain as the Group attempts to be the first vendor to solve an algorithm that it will then place as a successful block on the blockchain in exchange for cryptocurrency block rewards awarded by the blockchain protocols. For transaction verification fees, the requester for each blockchain transaction request is the customer.

A contract with the blockchain for the block rewards or with the transaction requester for the transaction verification fees exists upon the transfer of a verified block to the blockchain. The performance obligation is to validate each block. Revenue is recognized at the point when the block validation is successfully completed, which is also when the Group receives the rewards. Revenue, which is noncash consideration, is measured at the fair value of block rewards and transaction verification fees earned at contract inception. The Group considers itself the principal in transactions with the blockchain networks as it coordinates all the computing power within the mining pool, utilizes such aggregated computing power to validate blocks, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service, which is to transfer a verified block to the blockchain. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to the blockchain network. Therefore, the Group recognizes the mining pool revenue on a gross basis by recording all of the transaction fees and block rewards earned under the primary mining pool services as revenue, and the portion of the transaction fees and block rewards remitted to pool participants as cost of revenue.

Sub mining pool services

As the sub mining pool operator, using computing power obtained from pool participants, the Group provides computing power to certain third-party mining pool operators in exchange for considerations in the form of cryptocurrencies from the third-party mining pool operators. As the Group is entitled to consideration, which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts, even if a block is not successfully placed by the third-party mining pool operators, the Group entered into such arrangements to stabilize the mining rewards it is entitled to. Same to cryptocurrency mining arrangements, the contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the third-party mining pool operators. Providing computing power is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the third-party pool operators. The transaction consideration the Group receives is noncash variable consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. The revenue is recognized when the computing power is provided to the third-party mining pool operators and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

The Group considers itself the principal in sub mining pool service transactions as the pool participants of BTC.com do not directly enter into contracts with the third-party mining pool operators and the Group is primarily responsible for fulfilling the promise to provide the computing power and to remit a portion of the mining rewards to the pool participants. In case of the non-performance of the third-party mining pool operators, the Group is obligated to compensate the pool participants for considerations they are entitled to. As a result, the Group determined that it controls the computing power before it is provided to the third-party mining pool operators. The Group recognizes the mining pool revenue on a gross basis by recording all of the mining rewards earned under the sub mining pool services as revenue, and the portion of mining rewards remitted to pool participants as cost of revenue.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2023 and June 30, 2024, the Group recorded advance from customers balance of US$397 and US$385, respectively, which was included in “accrued expenses and other current liabilities” in the accompanying unaudited interim condensed consolidated balance sheets. No deferred revenue included in the opening balances of advance from customers was recognized as revenues during the six months ended June 30, 2023 and 2024.

Refer to Note 17 regarding the discussion of the Group’s disaggregate revenue data.

Cost of services

Cost of data center services

The cost of data center services consists primarily of direct production costs related to data center service, including the direct service charges for operations. The amounts were US$11,491 and US$7,642 for the six months ended June 30, 2023 and 2024, respectively. These costs are expensed as incurred.

Cost of cryptocurrency mining

The cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges. The amounts before inter-segment elimination were US$8,809 and US$6,621 for the six months ended June 30, 2023 and 2024, respectively. The amounts after inter-segment elimination were US$2,980 and US$1,581 for the six months ended June 30, 2023 and 2024, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were US$4,619 and US$5,155 for the six months ended June 30, 2023 and 2024, respectively. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive (loss) income on a straight-line basis over the useful life of the machinery and equipment.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combination and assets acquisitions, were US$606 for the six months ended June 30, 2023 and 2024. These costs are recorded in unaudited interim condensed consolidated statements of comprehensive (loss) income on a straight-line basis over the useful life of the intangible assets.

Cost of services also comprise employee costs, account handling expense and other direct costs incurred in providing services. These costs are expensed as incurred.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

On November 27, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

On March 21, 2024, the FASB issued Accounting Standards Update No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This standard provides clarity regarding whether profits interest and similar awards are within the scope of Topic 718 of the Accounting Standards Codification. This standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard.

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of June 30, 2024, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in mainland China, Hong Kong and United States, which management believes are of high credit quality.

Concentration of customers

For the six months ended June 30, 2023 and 2024, the customers accounted for 10% or more of the Group’s revenues generated from continuing operations were as follows:

	For the six months ended June 30,
	2023	2024
	US$	US$
A	* %	21.3%
B	11.2%	* %
C	14.2%	* %
D	* %	10.5%
E	12.4%	11.3%

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS (continued)

Concentration of customers (continued)

As of December 31, 2023 and June 30, 2024, the customers accounted for 10% or more of the Group’s accounts receivable generated from continuing operations were as follows:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
A	45.7%	62.4%
B	21.3%	* %
C	14.8%	22.7%
D	* %	11.3%

Concentration of suppliers

For the six months ended June 30, 2023 and 2024, the supplier accounted for 10% or more of the Group’s costs incurred for continuing operations was as follows:

	For the six months ended June 30,
	2023	2024
	US$	US$
A	45.6%	43.6%

As of December 31, 2023 and June 30, 2024, the suppliers accounted for 10% or more of the Group’s accounts payable from continuing operations were as follows:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
A	79.5%	59.9%
B	16.3%	32.8%

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS

Disposition of mining pool business

On December 28, 2023, the Group entered into an agreement with Esport - Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business for a total consideration of US$5,000, with payment arrangement of US$3,000 as the initial payment, US$1,000 as the second payment in October 2024 and US$1,000 as the third payment in October 2025. While the closing of the transaction occurred on February 29, 2024, for accounting purposes, the mining pool business was deemed to be disposed of on January 31, 2024 when the Group relinquished control and received the first payment of the consideration by retaining 71.37 bitcoins of the mining pool business for compliance and safety purposes when transferring the mining pool business to the buyer. The retained bitcoins have a fair value of US$3,000 as determined using US$42 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00. The disposal of the mining pool business represents a strategic shift and has a major effect on the Group’s results of operation, and as a result, is reported as a discontinued operations in our condensed consolidated financial statements for the six months ended June 30, 2023 and 2024. The assets and liabilities of this business are also presented as discontinued operations in the condensed consolidated balance sheet as of December 31, 2023.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

The following table represents a summary of the assets and liabilities disposed on January 31, 2024, and the related gain resulting from the transaction.

As of January 31, 2024
US$
Consideration*	2,000

Cash and cash equivalents	372
Accounts receivable, net	866
Prepayments and other current assets	104
Cryptocurrency assets*	8,937
Property and equipment, net	4
Intangible assets, net	6
Accounts payable	(26,711)
Accrued payroll and welfare payable	(93)
Accrued expenses and other current liabilities	(172)

Net liabilities of discontinued operations	(16,687)

Gain from disposal of discontinued operations	18,687

*For accounting purpose, the 71.37 bitcoins retained were not included in the consideration in the table above as they were not received from the buyer, and accordingly these bitcoins were also excluded from the net assets transferred. The resulting gain from disposal of discontinued operations remained unchanged.

The assets and liabilities for discontinued operations of the mining pool business were as follows as of December 31,2023:

As of
December 31, 2023
US$
ASSETS
Cash and cash equivalents	33
Accounts receivable, net	1,115
Prepayment and other current assets	101
Cryptocurrency assets	12,553
Property and equipment, net**	4
Intangible assets, net**	7
Current assets of discontinued operations	13,813

LIABILITIES
Accounts payable	(27,250)
Accrued payroll and welfare payable	(119)
Accrued expenses and other current liabilities	(236)
Current liabilities of discontinued operations	(27,605)

** For presentation purpose, property and equipment, net and intangible assets, net as of December 31, 2023 have been classified as current assets of discontinued operations in the consolidated balance sheets as the disposition occurred in January 2024.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

Cash flows in respect of the disposal were as follows:

For the six months
ended June 30,
2024
US$
Cash and cash equivalent deconsolidated	372
Proceeds from the disposal of subsidiaries	—
Proceeds from the disposal of subsidiaries, net of cash disposed	(372)

The operating results from discontinued operation of the mining pool business were as follows for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	US$	US$
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	137,440	30,340
Cost of revenue	(136,760)	(30,083)
Sales and marketing expenses	(177)	(30)
General and administrative expenses	(193)	(57)
Service development expenses	(523)	(72)
Other operating income	76	39
Net gain on disposal of cryptocurrency assets	1,193	374
Impairment of cryptocurrency assets	(1,828)	—
Changes in fair value of cryptocurrency assets	—	(271)
(Loss) income from discontinued operations, before income tax	(772)	240
Income tax expense	—	—
Net (loss) income from discontinued operations, net of income tax	(772)	240

The condensed cash flows of for the mining pool business were as follows for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	US$	US$
Net cash used in operating activities	(880)	(414)
Net cash provided by investing activities	584	303

Effect of exchange rate changes on cash, cash equivalents and restricted cash	244	78
Net decrease in cash, cash equivalents and restricted cash	(52)	(33)

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of such amounts shown in the consolidated statements of cash flows.

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$
Cash, cash equivalents and restricted cash – consolidated balance sheets	3,244	2,296
Cash, cash equivalents and restricted cash, discontinued operations	33	—
Cash, cash equivalents and restricted cash – consolidated statements of cash flows	3,277	2,296

5.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$
Carrying amount of equity investments without readily determinable fair value	3,350	3,254
Carrying amount of equity method investments	823	944
Carrying amount of long-term investments	4,173	4,198

Equity investments without readily determinable fair value

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$8,881, net of US$5,531 in accumulated impairment and US$8,753, net of US$5,499 in accumulated impairment as of December 31, 2023 and June 30, 2024, respectively. The change in the carrying value is due to foreign exchange rate fluctuation. There was no impairment recognized for the six months ended June 30, 2023 and 2024.

Equity method investments

Investments were classified as equity method investments as the Group have significant influence over the entities. The net operating income from equity method investments for the six months ended June 30, 2023 and 2024 was US$325 and US$133, respectively.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group’s continuing operations as of December 31, 2023 and June 30, 2024. The movement of cryptocurrencies was as follows:

	For the year ended	For the six months
	December 31, 2023	ended June 30, 2024
	US$	US$
Beginning balance	5,612	7,625
Cumulative effect upon adoption of ASU 2023-08	—	854
Cryptocurrencies mined from mining business	21,601	9,130
Deposits returned to customers of mining data center	(71)	—
Deposits received from customers of mining data center	—	442
Payment of service expense and long-lived assets	(13,810)	(128)
Disposal of cryptocurrency assets	(31,601)	(10,809)
Utility fee received from customers of mining data center	13,901	5,401
Cryptocurrencies purchased using fiat currency	13,381	—
Cryptocurrencies collected from derivative contracts	9,500	4,335
Cryptocurrencies paid to derivative contracts	(8,560)	(5,363)
Cryptocurrencies collected from short-term investments*	—	2,452
Cryptocurrencies paid to short-term investments*	—	(2,297)
Cryptocurrencies transferred from discontinued operations to continuing operations	—	3,064
Impairment of cryptocurrency assets	(2,359)	—
Changes in fair value of cryptocurrency assets	—	1,974
Others	31	12
Ending balance of cryptocurrency assets, net	7,625	16,692

* From January to March 2024, the Group invested in several wealth management products with payments and collections in USDT. All such products were redeemed at their respective net asset values as of June 30, 2024. The Group recorded a gain from such short-term investments in the amount of US$155.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    CRYPTOCURRENCY ASSETS(continued)

The following table summarizes the units, cost basis, and fair value of cryptocurrency assets:

	June 30, 2024
	Units	Cost Basis	Fair Value
Bitcoin	115	5,055	7,047
Dogecoin	34,838,101	5,260	4,239
Ethereum	1,062	2,076	3,583
Litecoin	9,899	833	741
Ethereum Classic	20,064	570	463
USDT	429,459	429	429
USDC	176,076	176	176
Other cryptocurrency assets*		16	14
		14,415	16,692

* Includes various other cryptocurrency asset balances, none of which individually represented more than 1% of total cryptocurrency assets as of June 30, 2024.

7.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$

Receivables from third-party payment service providers	539	522
Utility deposits	3,883	4,473
Other deposits	890	—
Deferred expense*	430	907
Loans to the third parties	895	894
Derivative assets	1,392	2,533
Receivables from disposal of mining pool business - current portion	—	1,000
Others	347	188
Less: allowance for credit losses	(2,078)	(2,054)
Prepayments and other receivables	6,298	8,463

* Deferred expense represents cash paid in advance to vendors, such as consultant expense and compliance expense, which would be amortized according to their respective service periods.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$

Machinery and equipment	93,928	93,473
Electronics and office equipment	469	463
Motor vehicles	1,029	1,016
Leasehold improvements	5,549	5,451
Construction in progress	—	92

Property and equipment, cost	100,975	100,495
Less: Accumulated depreciation	(43,752)	(48,513)
Less: Provision for impairment	(34,390)	(34,390)

Property and equipment, net	22,833	17,592

Depreciation expenses from continuing operations for the six months ended June 30, 2023 and 2024 were approximately US$4,868 and US$5,201, respectively. Depreciation expenses from discontinued operations for the six months ended June 30, 2023 and 2024 were immaterial.

The impairment as of December 31, 2023 and June 30, 2024 was mainly due to the impairment of mining machines in the Kazakhstan and USA. There was no impairment for the six months ended June 30, 2023 and 2024.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

9.    INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$
Cost:
Computer software	3,584	3,509
License agreement	22,252	22,252
Internet domain name	150	150
Brand name	12,710	12,710
Strategic contract	10,010	10,010
Unpatented technology	3,633	3,633
	52,339	52,264
Accumulated amortization:
Computer software	(3,046)	(2,974)
License agreement	(5,470)	(5,470)
Internet domain name	(40)	(48)
Brand name	(3,116)	(3,116)
Strategic contract	(2,471)	(2,471)
Unpatented technology	(1,716)	(2,321)
	(15,859)	(16,400)

Impairment *:
Computer software	(524)	(524)
License agreement	(16,782)	(16,782)
Brand name	(9,602)	(9,602)
Strategic Contract	(7,539)	(7,539)
	(34,447)	(34,447)
Intangible assets, net	2,033	1,417

* The impairment as of December 31, 2023 and June 30, 2024 was due to the impairment incurred in prior years. There was no impairment for the six months ended June 30, 2023 and 2024.

Amortization expense for the six months ended June 30, 2023 and 2024 were approximately US$642 and US$608, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2024 remaining	615
2025	721
2026	15
2027	15
2028	15
2029 and thereafter	36

Total	1,417

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.  OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms range from 0.83 to 2.23 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s unaudited interim condensed consolidated balance sheets.

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$
Right-of-use assets	4,273	3,435

Operating lease liabilities - current	1,681	1,593
Operating lease liabilities – non-current	2,538	1,779
Total operating lease liabilities	4,219	3,372

For the six months ended June 30, 2023, the Group had operating lease costs from continuing operations of approximately US$664 and recorded short-term lease costs of US$246. For the six months ended June 30, 2024, the Group had operating lease costs from continuing operations of approximately US$894 and recorded short-term lease costs of US$52. Cash paid for amounts included in the measurement of operating lease liabilities were US$678 and US$905 for the six months ended June 30, 2023 and 2024, respectively.

As of June 30, 2024, the weighted average remaining lease term was 2.10 years and the weighted average discount rate was 3.24%.

The following table summarizes the maturity of operating lease liabilities as of June 30, 2024:

US$
2024 remaining	903
2025	1,535
2026	1,071
Total	3,509
Less: imputed interest	(137)
Present value of lease liabilities	3,372

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

11.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	June 30,
	2023	2024
	US$	US$

Advance from end users*	397	385
Deposit from customers**	1,404	1,467
Business tax and other taxes payable	129	125
Professional fees and services payable	1,843	766
Promotional events payables	355	351
Legal contingencies***	10,000	10,000
Others	205	107
Accrued expenses and other current liabilities	14,333	13,201

* Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

** Deposit from customers represents deposit payments received by the Group from customers in the data center business.

***Legal contingencies represent the accrual based on the Group’s best estimate for monetary penalties that would be charged by DOJ and SEC for their investigations into the Group. See Note 14 for more details.

12.  INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

USA

Summit Bend, Ohio I, Ohio II and Asgard are incorporated in the USA. Under the current laws, profits tax in USA is generally assessed at the rate 21% of taxable income.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

12.  INCOME TAXES (continued)

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

Curacao

Multi Pay N.V. is incorporated in the Curacao, Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When dividend is paid or declared to the holding company, the paying entity is entitled to claim 6/7 of the profit tax paid as refund, which may effectively reduce income tax rate to 5%.

Hong Kong

500wan HK, Sunstar Technology, Skill Esport and Bee Computing are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

Mainland China

A new enterprise income tax law (the “EIT Law”) in mainland China was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, subsidiaries incorporate in mainland China are subject to the EIT rate of 25%. No provision for the income tax has been made in the financial statements as the subsidiaries incorporated in mainland China had no assessable income for the six months ended June 30, 2023 and 2024.

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of June 30, 2024, the Group had net operating losses (“NOLs”) of approximately US$26,704 from mainland China subsidiaries, and US$81,093 from Hong Kong subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The NOLs from mainland China subsidiaries as of June 30, 2024 will expire in years 2025 to 2029 if not utilized. The Group recorded a full valuation allowance against the deferred tax assets as we have determined that it was more likely than not that all of our deferred tax assets will not be realized in the future due to our continuing pre-tax and taxable losses.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2023 and June 30, 2024.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

13.  SHARE-BASED PAYMENT

On March 28, 2021, the shareholders and board of directors of the Company approved the 2021 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in US$, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

A summary of share option and restricted shares activity and related information for the year ended December 31, 2023 and for the six months ended June 30, 2024 are as follows:

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$

Outstanding, January 1, 2023	41,350	0.40	0.97	0.81	—
Granted	—	—	—	—	—
Expired	(41,350)	0.40	0.97	—	—
Exercised	—	—	—	—	—
Outstanding, December 31, 2023	—	—	—	—	—
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding, June 30, 2024 (unaudited)	—	—	—	—	—
Vested and expected to vest at June 30, 2024 (unaudited)	—	—	—	—	—
Exercisable at June 30, 2024 (unaudited)	—	—	—	—	—

Restricted shares granted to employees and directors

Weighted
average
		grant date	Aggregated
	Number of	fair value per	intrinsic
	options	share	value
		US$	US$

Outstanding, January 1, 2023	—	—	—
Granted	87,737,000	0.02	1,955
Forfeited	—	—	—
Exercised	(47,419,000)	0.02	754
Outstanding, December 31, 2023	40,318,000	0.03	2,032
Granted	—	—	—
Forfeited	—	—	—
Exercised	(40,318,000)	0.03	1,201
Outstanding, June 30, 2024 (unaudited)	—	—	—

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

13.  SHARE-BASED PAYMENT (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share and the exercise price.

In addition, on March 27, 2024, the Company issued 2,291,280 Class A ordinary shares as compensation to an employee when the research and development project meet certain target. See Note 16 for more details.

As of June 30, 2024, there was no unrecognized share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized.

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the six months ended June 30, 2023 and 2024 are included in:

	For the six months ended June 30, 2023
	Employees	Directors	Total
	US$	US$	US$

Cost of revenue	180	—	180
General and administrative expenses	496	52	548
Service development expenses	26	—	26

	702	52	754

	For the six months ended June 30, 2024
	Employees	Directors	Total
	US$	US$	US$

Cost of revenue	172	—	172
General and administrative	754	—	754
Service development	69	—	69

	995	—	995

Warrant issued for private placement

On July 12, 2021, the Company completed a private placement, in which it issued warrants to purchase up to 1,000,000 ADSs. Each warrant is exercisable for one ADS at an exercise price of US$68.10 per ADS. The warrants are exercisable six months following their issuance date and will expire on the 3rd anniversary of the issuance date.

On June 27, 2022, the Company completed a private placement, in which it issued certain pre-funded warrants to purchase 480,000 ADSs, Series A warrants to purchase 1,600,000 ADSs and Series B warrants to purchase 1,600,000 ADSs. The pre-funded warrants are exercisable immediately at an exercise price of US$0.10 per ADS and were exercised in full in August 2022. Each Series A warrant is exercisable for one ADS at an exercise price of US$11.00 per ADS. The Series A warrants are immediately exercisable and will expire on the fifth anniversary of the issuance date. Each Series B warrant is exercisable for one ADS at an exercise price of US$10.00 per ADS. The Series B warrants are immediately exercisable and will expire on the 2½th anniversary of the issuance date.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

13.  SHARE-BASED PAYMENT (continued)

Warrant issued for private placement (continued)

On August 16, 2022, the Company completed a private placement, in which it issued Series A warrants to purchase 1,556,667 ADSs and Series B warrants to purchase 1,556,667 ADS. The Series A warrants have an exercise price of US$6.60 per ADS, are immediately exercisable and will expire on the fifth anniversary of the issuance date. The Series B warrants have an exercise price of US$6.00 per ADS, are immediately exercisable and will expire on the 2½th anniversary of the issuance date. Part of Series B warrants were exercised into 5,000 ADS in January 2024.

A summary of warrants and pre-funded warrant activity and related information for the year ended December 31, 2023 and for the six months ended June 30, 2024 are as follows:

			Weighted
			Average
	Class A	Weighted Average	Remaining	Aggregate
	Ordinary Shares	Exercise Price	Contractual Life	Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2023	731,333,300	0.17	3.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2023	731,333,300	0.17	2.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	(500,000)	0.06	—	—
Outstanding, June 30, 2024 (unaudited)	730,833,300	0.17	1.57	—
Vested and expected to vest at June 30, 2024 (unaudited)	730,833,300	0.17	1.57	—
Exercisable at June 30, 2024 (unaudited)	730,833,300	0.17	1.57	—

14.  COMMITMENTS AND CONTINGENCIES

Guarantees

The Group accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), “Guarantees”. Accordingly, the Group evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

14.  COMMITMENTS AND CONTINGENCIES (continued)

Guarantees (continued)

The memorandum and articles of association of the Company require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. The indemnification obligations are more fully described in the memorandum and articles of association. The Company purchases standard directors and officers’ insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s memorandum and articles of association and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2023 and June 30, 2024.

Indemnity cost

There was no indemnity cost occurred as of December 31, 2023 and June 30, 2024.

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

On December 31, 2019, the Group announced the formation of a special investigation committee, consisting of the independent members of the board, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. The Group agreed to enter into a DPA with the DOJ and submitted the Offer of Settlement to the SEC to resolve the previously-disclosed investigations by the DOJ and SEC related to the potential development of an integrated casino resort project in Japan, in which the Group agreed to a combined penalty amount of US$10,000. The Offer of Settlement is subject to review and approval by the Commissioners of the SEC. As of December 31, 2023 and June 30, 2024, the Group believes the loss contingency is probable and accrued, to its best estimate, US$10,000 for the contingent loss. There was no change in the estimation based on the latest status of the discussions as of the date of this interim report.

Operating lease commitments

The information of lease commitments is provided in Note 10.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.  (LOSSES) EARNINGS PER SHARE

Basic and diluted (losses) earnings per share for each of the six months ended June 30, 2023 and 2024 presented is calculated as follows:

	For the six months ended June 30,
	2023		2024
	US$	US$	US$	US$
	Class A	Class B	Class A	Class B

(Losses) earnings per share from continuing operations—basic:
Numerator:
Net (loss) income from continuing operations —basic	(5,079)	—	21	—

Denominator:
Weighted average number of ordinary shares outstanding	1,093,318,366	99	1,119,383,556	99
Denominator used for (losses) earnings per share	1,093,318,366	99	1,119,383,556	99
(Losses) earnings per share from continuing operations — basic	(0.01)	—	0.00	—

(Losses) earnings per share from continuing operations—diluted:
Numerator:
Net (loss) income from continuing operations — diluted	(5,079)	—	21	—
Reallocation of net (loss) income from continuing operations as a result of conversion of Class B to Class A shares	—	—	—	—
Net (loss) income from continuing operations attributable to ordinary shareholders	(5,079)	—	21	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic (losses) earnings per share	1,093,318,366	99	1,119,383,556	99
Conversion of Class B to Class A ordinary shares	99	—	99	—
Denominator used for (losses) earnings per share**	1,093,318,465	99	1,119,383,655	99
(Losses) earnings per share from continuing operations—diluted	(0.01)	—	0.00	—

(Losses) earnings from continuing operations per ADS*:
Denominator used for (losses) earnings per ADS - basic	10,933,184	—	11,193,836	—
Denominator used for (losses) earnings per ADS - diluted**	10,933,185	—	11,193,837	—
(Losses) earnings from continuing operations per ADS – basic	(0.47)	—	0.00	—
(Losses) earnings from continuing operations per ADS – diluted	(0.47)	—	0.00	—

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.  (LOSSES) EARNINGS PER SHARE (continued)

	For the six months ended June 30,
	2023		2024
	US$	US$	US$	US$
	Class A	Class B	Class A	Class B

(Losses) earnings per share from discontinued operations—basic:
Numerator:
Net (loss) income from discontinued operations —basic	(772)	—	18,927	—

Denominator:
Weighted average number of ordinary shares outstanding	1,093,318,366	99	1,119,383,556	99
Denominator used for (losses) earnings per share	1,093,318,366	99	1,119,383,556	99
(Losses) earnings per share from discontinued operations — basic	(0.00)	—	0.02	—

(Losses) earnings per share from discontinued operations—diluted:
Numerator:
Net (loss) income from discontinued operations — diluted	(772)	—	18,927	—
Reallocation of net (loss) income from discontinued operations as a result of conversion of Class B to Class A shares	—	—	—	—
Net (loss) income from discontinued operations attributable to ordinary shareholders	(772)	—	18,927	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic (losses) earnings per share	1,093,318,366	99	1,119,383,556	99
Conversion of Class B to Class A ordinary shares	99	—	99	—
Denominator used for (losses) earnings per share**	1,093,318,465	99	1,119,383,655	99
(Losses) earnings per share from discontinued operations—diluted	(0.00)	—	0.02	—

(Losses) earnings from discontinued operations per ADS*:
Denominator used for (losses) earnings per ADS - basic	10,933,184	—	11,193,836	—
Denominator used for (losses) earnings per ADS – diluted**	10,933,185	—	11,193,837	—
(Losses) earnings from discontinued operations per ADS – basic	(0.07)	—	1.69	—
(Losses) earnings from discontinued operations per ADS – diluted	(0.07)	—	1.69	—
*	American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.
**

For the six months ended June 30, 2024, 730,844,350 weighted average ordinary share equivalents relating to stock warrants were excluded from the denominator of diluted earnings per share or ADS because the exercise prices of the warrants were greater than the average market price of the ordinary shares or ADSs, and therefore, the effect would be anti-dilutive.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.  EQUITY TRANSACTIONS

During the six months ended June 30, 2023, 47,419,000 restricted shares were vested and exercised without exercise price.

During the six months ended June 30, 2024, 40,318,000 restricted shares were vested and exercised without exercise price.

On January 5, 2024, in connection with the private placement completed in August 2022, part of Series B warrants were exercised into 5,000 ADSs, or 500,000 Class A ordinary shares, at $6 per ADS.

On March 27, 2024, pursuant to the agreement the Company entered into in April 2022 in relation to the acquisition of Bee Computing, the Group issued 2,291,280 Class A ordinary shares as incentive shares to an employee, who is also a former employee of Bee Computing, when the Company has successfully completed the development of Litecoin ASIC mining machine that met the specific target.

As of June 30, 2024, 1,154,341,490 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

17.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2023, the Group entered into an agreement to sell its mining pool business, and classified it as discontinued operations in the financial statements for the six months ended June 30, 2023 and 2024. In accordance with ASC 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results. As a result, the Group has two reportable segments, including the data center business and the cryptocurrency mining.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.  SEGMENT REPORTING (continued)

The following table presents summary information by segment for continuing operations for the six months ended June 30, 2023 and 2024, respectively.

	For the six months ended June 30,
	2023	2024
	US$	US$
Reportable segment revenues:
Data center	15,294	15,307
Cryptocurrency mining	11,590	9,092
Inter-segment[1]	(5,829)	(5,040)
Total segment and consolidated revenue	21,055	19,359
Reportable segment cost of revenue-exclusive depreciation and amortization:
Data center	(11,491)	(7,642)
Cryptocurrency mining	(8,809)	(6,621)
Inter-segment[1]	5,829	5,040
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(14,471)	(9,223)
Reportable segment cost of revenue-depreciation and amortization:
Data center	(1,183)	(1,321)
Cryptocurrency mining	(4,042)	(4,440)
Total segment and consolidated cost of revenue-depreciation and amortization	(5,225)	(5,761)
Total segment and consolidated cost	(19,696)	(14,984)
Reconciling items:
Operating expenses	(11,118)	(6,812)
Other operating income	—	7
Other operating expenses	(302)	(53)
Net gain on disposal of cryptocurrency assets	4,611	—
Impairment of cryptocurrency assets	(1,426)	—
Changes in fair value of cryptocurrency assets	—	1,974
Operating loss	(6,876)	(509)
Other income, net	541	138
Interest income	42	1
Gain from equity method investments	325	133
Gain from disposal of long-term investments	614	—
Changes in fair value of derivative instruments	275	103
Gain from short-term investments	—	155
Net (loss) income from continuing operations	(5,079)	21
[1]

The inter-segment eliminations mainly consist of data center revenue of US$5,829 and US$5,040 generated from data center services provided by data center segment to cryptocurrency mining segment for the six months ended June 30, 2023 and 2024, respectively, and corresponding data center services cost of US$5,829 and US$5,040 incurred by cryptocurrency mining segment for the six months ended June 30, 2023 and 2024, respectively, which have been eliminated upon consolidation.

BIT MINING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.  SEGMENT REPORTING (continued)

The following table presents the revenue from continuing operations by geographical locations for the six months ended June 30, 2023 and 2024, respectively.

	For the six months ended June 30,
Revenues	2023	2024
	US$	US$
Hong Kong	11,590	9,092
USA	15,294	15,307
Inter-segment	(5,829)	(5,040)
	21,055	19,359

The following table presents the long-lived assets (including property and equipment, net and right-of-use assets) by geographical locations as of December 31, 2023 and June 30, 2024, respectively.

Long-lived assets	As of December 31, 2023	As of June 30, 2024
	US$	US$
USA	25,400	19,842
Hong Kong	693	346
Mainland China	1,013	839
	27,106	21,027

18.  SUBSEQUENT EVENTS

Loan agreement with Shenzhen Fantasy Technology Co., Ltd

On July 18, 2024, the Group entered into a convertible loan agreement to lend a principal of RMB5,800 (equivalent to US$800) to a third party company (the “Borrower”), with an interest rate of 10% per year. Interest payment shall be made quarterly and the principal shall be repaid on April 18, 2025. During the borrowing term, the Group could exercise conversion rights fully or partially to obtain up to 1.6% of the Borrower’s shares. At the maturity date, if the Borrower could not repay the principal, the Group could exercise conversion rights fully or partially to obtain up to 3.87% of the Borrower’s shares.